82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030573

REGISTRANT'S NAME Petrobras Distribuidora

*CURRENT ADDRESS ______

PROCESSED

APR 16 2002

THOMSON FINANCIAL

**FORMER NAME ______

**NEW ADDRESS ______

FILE NO. 82- 4153 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/28/02

(A free translation of the original report in Portuguese on financial statements prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

Petrobras Distribuidora S.A.

Financial Statements at
December 31, 2001 and 2000
and Report of Independent Accountants

82-4153

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Rua da Candelária, 65 11º - 15º
20091-020 Rio de Janeiro, RJ - Brasil
Caixa Postal 949
Telefone (21) 3232-6112
Fax (21) 2516-6319

(A free translation of the original opinion in Portuguese on financial statements prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

Report of Independent Accountants

January 25, 2002

To the Board of Directors and Stockholders
Petrobras Distribuidora S.A.

1 We have audited the accompanying balance sheets of Petrobras Distribuidora S.A. as of December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Petrobras Distribuidora S.A. at December 31, 2001 and 2000 and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting principles prescribed by Brazilian Corporate Law.

4 Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in the first paragraph taken as a whole. The statements of cash flow and of value added are presented for purposes of additional information, and are not a required part of the basic financial statements. Such information has been subject to the auditing procedures described in the second paragraph and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ

Luiz Márcio Malzone
Partner
Contador CRC-RJ-31.376-O

COPY OF THE ORIGINAL

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

BALANCE SHEET
December 31, 2001 and 2000
(In thousands of reais)

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	69,568	74,999
Accounts receivable		
Clients	1,131,060	1,050,528
Loans receivable (Note 4)	328,968	215,606
Conditional loans (Note 5)	28,183	23,569
Provision for doubtful debts (Note 6)	(59,580)	(55,689)
Inventories (Note 7)	541,661	541,265
Value added tax to be recovered and passed on (Note 8)	145,675	202,932
Other current assets	84,995	98,496
Total current assets	2,270,530	2,151,706
NON-CURRENT ASSETS		
Accounts receivable		
Loans receivable (Note 4)	141,432	59,628
Conditional loans (Note 5)	123,682	97,703
Judicial collections	335,665	296,255
Provision for doubtful debts (Note 6)	(337,528)	(297,044)
Judicial deposits	106,695	109,905
Agência Nacional de Petróleo - National Petroleum Agency - ANP (Note 9)	14,455	16,430
Prepaid expenses	50,954	52,252
Deferred income tax and social contribution (Note 10)	137,142	123,886
Other non-current assets	452	3,744
Total non-current assets	572,949	462,759
PERMANENT ASSETS		
Investments (Note 11)	110,594	100,568
Property, plant and equipment (Note 12)	745,440	609,393
Total permanent assets	856,034	709,961
Total assets	3,699,513	3,324,426

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

BALANCE SHEET
December 31, 2001 and 2000
(In thousands of reais)

	2001	2000
LIABILITIES		
CURRENT LIABILITIES		
Suppliers		
PETRÓLEO BRASILEIRO S.A. – PETROBRAS	437,548	528,663
Others	202,797	135,987
Transactions with the parent company (Note 13)	705,062	668,934
Taxes and social contributions	87,760	76,921
Dividends and interest on capital (Note 15.e)	88,847	70,553
Advances from clients	25,465	59,969
Pension plan liabilities (Note 20.a)	29,264	
Other current liabilities	63,847	51,514
Total current liabilities	1,640,590	1,592,541
LONG-TERM LIABILITIES		
Provisions		
Contingencies (Note 16)	96,067	82,291
Pension plan liabilities (Note 20.a)	198,588	
AMS liabilities (Note 20.b)	208,005	177,952
Total long-term liabilities	502,660	260,243
STOCKHOLDERS' EQUITY (Note 15):		
Capital	812,107	812,107
Capital reserve	53,993	43,996
Revenue reserves	690,163	69,154
Retained earnings		546,385
Total stockholder's equity	1,556,263	1,471,642
Total liabilities	3,699,513	3,324,426

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

STATEMENT OF INCOME
Years ended December 31, 2001 and 2000
(In thousands of reais)

	2001	2000
GROSS SALES AND SERVICES REVENUE		
Sales		
Products	19,914,682	15,430,911
Services	40,546	28,401
	19,955,228	15,459,312
Charges on sales	(3,835,138)	(3,226,036)
NET OPERATING REVENUE	16,120,090	12,233,276
Cost of products sold and services rendered	(14,803,471)	(11,152,935)
GROSS PROFIT	1,316,619	1,080,341
OPERATING REVENUE (EXPENSES)		
Sales	(609,489)	(499,879)
Financial expenses	(146,004)	(93,810)
Financial income	129,174	102,850
Net exchange variations	9,523	2,921
General and administrative	(195,578)	(131,366)
Taxes	(82,880)	(61,090)
Other operating income (expenses), net	4,191	27,634
	(891,063)	(652,740)
OPERATING INCOME	425,556	427,601
Non-operating income, net (Note 11.a)	150,120	2,082
INCOME BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	575,676	429,683
Current income tax and social contribution (Note 10)	(170,697)	(133,742)
Deferred income tax and social contribution (Note 10)	(8,675)	(92)
NET INCOME BEFORE STATUTORY PARTICIPATION	396,304	295,849
Employees' statutory participation (Note 20.c)	(22,212)	(17,638)
NET INCOME FOR THE YEAR	374,092	278,211
NET INCOME PER THOUSAND SHARES OF PAID-UP CAPITAL (R$)	8.66	6.44

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2001 and 2000
(In thousands of reais)

		Capital reserve	Revenue reserves				
	Capital stock	Fiscal incentives	Legal	Statutory	Retention of earnings	Retained earnings	Total stockholders' equity
At December 31, 1999	812,107	36,859	51,183			372,969	1,273,118
Income tax incentives		7,137					7,137
Prior year adjustments						(8,495)	(8,495)
Net income for the year						278,211	278,211
Transfer to reserves (Note 15)			13,911	4,060		(17,971)	
Interest on capital before withholding income tax - IRRF (Note 15.e)						(51,840)	(51,840)
Dividends after interest on capital (Note 15.e)						(26,489)	(26,489)
			65,094	4,060			
At December 31, 2000	812,107	43,996		69,154		546,385	1,471,642
Income tax incentives		9,997					9,997
Prior year adjustments (Note 20.a)						(202,690)	(202,690)
Net income for the year						374,092	374,092
Transfer to reserves (Note 15)			18,704	4,060	254,550	(277,314)	
Interest on capital before withholding income tax - IRRF (Note 15.e)						(61,553)	(61,553)
Dividends after interest on capital (Note 15.e)						(35,225)	(35,225)
Retention of retained earnings (Note 15.d)					343,695	(343,695)	
			83,798	8,120	598,245		
At December 31, 2001	812,107	53,993		690,163			1,556,263

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

STATEMENT OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2001 and 2000
(In thousands of reais)

	2001	2000
Operations		
Net income for the year	374,092	278,211
Expenses not affecting working capital		
Depreciation	68,729	59,823
Residual value of permanent assets written off	4,503	6,286
Sale of equity participations deposited with the National Privatization Fund ("Fundo Nacional de Desestatização" - FND)	(16,677)	
Provisions		
Doubtful debts	40,484	126,835
Contingencies	13,776	(5,714)
AMS liabilities	30,053	28,557
Deferred income tax and social contribution	8,675	92
Other sources		
Equity participations deposited with the National Privatization Fund ("Fundo Nacional de Desestatização" - FND)		18,769
Deferred income tax and social contribution - prior year adjustments	3,231	
TOTAL FUNDS PROVIDED	526,866	512,859
FINANCIAL RESOURCES WERE USED FOR		
Long-term receivables	114,223	146,875
Investments	6,601	3,745
Property, plant and equipment	209,225	129,878
Dividends and interest on capital	96,778	78,329
Pension plan liabilities - prior year adjustments	29,264	
TOTAL FUNDS USED	456,091	358,827
INCREASE IN WORKING CAPITAL	70,775	154,032
CHANGES IN WORKING CAPITAL		
CURRENT ASSETS		
At the beginning of the year	2,151,706	1,617,552
At the end of the year	2,270,530	2,151,706
	118,824	534,154
CURRENT LIABILITIES		
At the beginning of the year	1,592,541	1,212,419
At the end of the year	1,640,590	1,592,541
	48,049	380,122
INCREASE IN WORKING CAPITAL	70,775	154,032

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS
CASH FLOW STATEMENT
Years ended December 31, 2001 and 2000
(In thousands of reais)

	2001	2000
OPERATING ACTIVITIES		
Net income for the year	374,092	278,211
Adjustments		
Depreciation	68,729	59,823
Residual value of permanent assets written off	4,503	6,286
Sale of equity participations deposited with the FND	(16,677)	
Deferred income tax and social contribution	8,675	92
Amortization of conditional loans	57,207	53,716
Provisions		
Doubtful debts	44,375	74,756
Contingencies	13,776	(5,714)
Guarantees provided		(33,175)
AMS liabilities	30,053	28,557
	584,733	462,552
Decrease (Increase) in assets		
Short-term accounts receivable	(255,715)	(350,810)
Inventories	(396)	(117,586)
Other short-term assets	73,989	(31,326)
Long-term assets	(114,223)	(146,875)
Increase (decrease) in liabilities		
Suppliers	(24,305)	175,587
Taxes and social contribution	10,839	(18,036)
Other short-term liabilities	6,938	(3,498)
AMS liabilities - prior year adjustments	(29,264)	
	(332,137)	(492,544)
CASH GENERATED BY (USED IN) OPERATING ACTIVITIES	252,596	(29,992)
CASH FLOW GENERATED BY FINANCING ACTIVITIES		
Transactions with the parent company	36,128	180,915
Dividends	(78,329)	
CASH GENERATED BY FINANCING ACTIVITIES	(42,201)	180,915
CASH FLOW USED IN INVESTMENT ACTIVITIES		
Operating and commercial activities	(183,148)	(116,606)
Administrative activities	(26,077)	(13,272)
Equity participations	(136)	(3,210)
Other	(6,465)	(535)
CASH USED IN INVESTMENT ACTIVITIES	(215,826)	(133,623)
NET VARIATION FOR THE YEAR	(5,431)	17,300
CASH AT THE BEGINNING OF THE YEAR	74,999	57,699
CASH AT THE END OF THE YEAR	69,568	74,999

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS
STATEMENT OF VALUE ADDED
Years ended December 31, 2001 and 2000
(In thousands of reais)

	2001	2000
REVENUE	20,060,973	15,386,638
Sales of products and services	19,955,228	15,459,312
Provision for doubtful debts	(44,375)	(74,756)
Non-operating income, net	150,120	2,082
CONSUMABLE FROM THIRD PARTIES	17,848,838	13,421,141
Products and services	17,293,974	13,052,798
Material, power, third-party services, provisions and others	554,864	368,343
GROSS VALUE ADDED	2,212,135	1,965,497
RETENTION	68,729	59,823
Depreciation	68,729	59,823
NET VALUE ADDED	2,143,406	1,904,674
VALUE ADDED RECEIVED IN TRANSFER	142,718	107,253
Financial and exchange income	142,718	107,253
TOTAL VALUE ADDED AVAILABLE FOR DISTRIBUTION	2,286,124	2,012,927
DISTRIBUTION OF VALUE ADDED	2,286,124	2,012,927
Personnel and social charges	276,373	223,611
Taxes, rates and contributions	1,463,818	1,383,835
Financial expenses, interest, rentals	171,841	127,270
Dividends and interest on capital	96,778	78,329
Retained earnings	277,314	199,882

The accompanying notes are an integral part of these financial statements.

(A free translation of the original notes in Portuguese to financial statements prepared in accordance with accounting principles prescribed by Brazilian Corporate Law)

PETROBRAS DISTRIBUIDORA S.A.

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001 and 2000
(In thousands of reais)

1. Operations

Petrobras Distribuidora S.A. is a public and private joint stock company and a subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The objectives of the Company are, within the legal guidelines, the distribution, commercialization and industrialization of petroleum by-products and related products, other fuels, products sold in service stations and input materials relating to the oil industry, as well as import and export activities.

2. Presentation of the Financial Statements

The accounting principles adopted in the preparation of the financial statements are those determined by Brazilian Corporate Law and the Brazilian Securities Commission - CVM, and by the Institute of Independent Auditors of Brazil - IBRACON.

3. Significant Accounting Principles

The following are among the more significant accounting principles adopted for the preparation of the financial statements:

a) Changes in accounting practices

At December 31, 2001, the Company recognized the actuarial commitment relating to the Pension Plan, as a result of complying with the pronouncement on the accounting for employee benefits issued by IBRACON and approved by the Brazilian Securities Commission - CVM, through Resolution CVM No. 371, of December 13, 2000.

In accordance with this new accounting practice, the actuarial commitments relating to pension and retirement benefit plans granted and to be granted to employees, retirees and pensioners should be provided for based on actuarial calculations made by independent actuaries, according to the method of the projected credit unit, net of assets that guarantee the plan.

As allowed by the above pronouncement, the balance of net liabilities recorded at December 31, 2001, as a result of the implementation of this new accounting practice, was recognized directly under stockholders' equity as prior year adjustments.

3. **Significant Accounting Principles (continued)**

Up to December 31, 2001, pension and retirement plan charges were recognized in net income for the year through the monthly provision of contributions amounting to 12.93% of the salaries of participants in the plan.

b) Determination of income, current and non-current assets and liabilities

Income is determined on the accrual basis and includes the revenue, charges and monetary or exchange variations, in accordance with official indexes or rates, on current and non-current assets and liabilities as well as, where applicable, the effects of adjustment of assets to market or realizable values.

c) Provision for doubtful debts

This is established in an amount considered adequate to cover possible losses on the realization of accounts receivable.

d) Conditional loans

The amounts to be absorbed are amortized proportionately to the contractual terms.

e) Inventories

Inventories of products for sale are valued at average purchase or production cost, adjusted, when applicable, to their realizable market values, where these values are lower than cost. Inventories of maintenance materials and supplies are stated at average purchase cost, not exceeding replacement cost.

f) Investments

These are stated at cost, restated to December 31, 1995, less provision for losses, where applicable.

g) Property, plant and equipment

Property, plant and equipment is stated at cost, restated to December 31, 1995. Depreciation is calculated on the straight-line basis at rates that take into account the useful lives of the assets.

h) Income tax and social contribution

The provisions for income tax (including tax incentives) and social contribution on net income are based on the rates laid down by the legislation in force.

4. Loans Receivable

This refers to loans in kind and products provided by the Company granted to clients, in exchange for guarantees, for purposes of the installation or modernization of gas stations, and also as negotiation of overdue debts.

The financial charges - based mainly on the IGP-M or Referential Rate variation plus 1% monthly interest - and the amortization periods - average of 4 years - are established in accordance with contractual provisions, based on the economic and financial appraisals of each negotiation.

5. Conditional Loans

This refers to the portion of loan transactions (in kind and products) carried out in accordance with contractual provisions that will no longer be payable since the client has complied with these provisions, and the portion is therefore absorbed by the Company.

The Company recognizes in income the portions to be absorbed, in proportion to the terms of the contracts and an amount of R$ 57,201 was recorded in sales expenses for 2001 (2000 - R$ 53,716).

Financial charges and agreed periods are similar to those mentioned in Note 4.

6. Provision for Doubtful Debts

The provision of R$ 397,108, recorded in current and non-current assets at December 31, 2001, was increased by R$ 44,375 in relation to the provision at December 31, 2000 (R$ 352,733), due mainly to the increased number of receivables passed on for judicial collection.

For the provision to be made for accounts receivable recorded in current and non-current assets, the Company analyzes the debtors and their respective amounts overdue, in order to establish a provision for those considered doubtful and not yet passed on for judicial collection. The Company provides for the total value of bills in judicial collection, regardless of mortgage securities and fiduciary guarantees provided.

7. Inventories

	2001	2000
Products for sale		
Petroleum by-products	451,505	426,436
Alcohol		
Anhydrous alcohol	44,414	61,853
Hydrated alcohol	25,058	41,444
Total products for sale	520,977	529,733
Maintenance material and supplies	20,684	11,532
Total	541,661	541,265

Of the total products for sale at December 31, 2001, R$ 121,229 were stored in tanks owned by third parties (2000 - R$ 154,535).

8. Sales tax to be Recovered and Passed on

The sales tax to be recovered, in the amount of R$ 75,559 (R$ 80,690 in 2000), refers to the tax credit determined on the movement of products and materials.

The sales tax to be passed on, in the amount of R$ 70,116 (R$ 122,242 in 2000), represents the tax charges on inventories, basically diesel oil, gasoline and anhydrous alcohol, paid in advance through tax substitution to PETRÓLEO BRASILEIRO S.A. - PETROBRAS. The tax is passed on to the sale price of the products.

9. Agência Nacional do Petróleo (National Petroleum Agency) - ANP

Credits of R$ 14,455 as of December 31, 2001 (R$ 16,430 in 2000), receivable from the ANP and classified as a non-current asset, refer to reimbursement of freight prior to 1996, recorded at historic values, which are still under analysis by the ANP.

10. Deferred Income Tax and Social Contribution

In accordance with CVM Resolution 273/98, the Company has recognized deferred income tax and social contribution of R$ 140,373 determined on temporary differences, classified in other current assets (R$ 3,231) and in non-current assets (R$ 137,142), net of R$ 8,672 realized during the year.

a) Summary of deferred tax assets recorded

	Assets formed/ realized during the year	**Assets formed in prior years**	**Current and non-current assets**
Social contribution	3,728	32,911	36,639
Income tax	12,759	90,975	103,734
	16,487	123,886	140,373

10. Deferred Income Tax and Social contribution (continued)

b) Deferred tax assets

	Social contribution	Income tax
Prior years	32,911	90,975
Current year		
Pension plan liabilities - prior year adjustments	6,100	19,062
Provisions	(3,038)	(8,441)
Amortization of conditional loans	755	2,097
Other	(89)	41
	3,728	12,759
	36,639	103,734

c) Reconciliation between amounts recognized in income for 2001 and book values

	Base	Social contribution 9%	Income tax 25%
Income before social contribution and income tax	575,676	(51,811)	(143,919)
Permanent eliminations, net	(40,140)	3,613	
	(37,462)		9,366
Effect of fiscal incentives in reducing income tax			3,355
Other			24
		(48,198)	(131,174)
Current and deferred income tax and social contribution		(179,372)	

11. Investments

	2001	2000
Equity participations		
Subsidiary companies (a)		5
Associated companies - gas (b)	48,078	54,510
Others	14,711	8,247
Fiscal incentives	47,774	37,777
Others	31	29
Total	110,594	100,568

11 Investments (continued)

a) On December 17, 2001, the negotiation for the exchange of assets between PETRÓLEO BRASILEIRO S.A. - PETROBRAS and Repsol-YPF was completed. Under the terms of this agreement, the Company transferred to Repsol-YPF its subsidiary company Postos Estações de Serviços S.A., represented by assets comprising the contractual rights to supply 40 thousand m^3/month of petroleum by-products and items existing in 234 gas stations using the flag of Petrobras Distribuidora S.A. In return, the Company received from Repsol-YPF a 12.3% equity participation in the capital of Eg3 S.A., which was simultaneously transferred to PETRÓLEO BRASILEIRO S.A., in exchange for the payment of R$ 141,480, equivalent to US$ 60 million (sixty million U.S. dollars) at that date. This amount was used in the amortization of the debt the Company holds with PETROBRAS (Note 13). This operation represented a gain, before tax effects, of R$ 131,707 to the Company, and was recorded in income as non-operating income, net.

b) Information on Associated Companies - Gas

	ment	(in lots of 1,000 shares)			Capital (%)	
ALGÁS - Gás de Alagoas S.A.	1,670	43,958	8,650	35,308	41.50	24.50
BAHIAGÁS - Cia. de Gás da Bahia	4,220	1,598	314	1,284	41.50	24.50
CEGÁS - Cia. de Gás do Ceará	1,465	16,351	3,218	13,133	41.50	24.50
CEG - RIO S.A.	4,988	498,756	108,596	390,160	25.00	16.33
COMPAGÁS - Cia. Paranaense de Gás	9,942	8,232	2,744	5,488	24.50	24.50
COPERGÁS - Cia. Pernambucana de Gás	3,497	5,462	1,075	4,387	41.50	24.50
EMSERGÁS - Empresa Sergipana de Gás	1,458	136,511	26,864	109,647	41.50	24.50
MSGÁS - Cia. de Gás do Estado de Mato Grosso do Sul	330	3,307	1,102	2,205	49.00	49.00
PBGÁS - Cia. Paraibana de Gás	1,259	234	46	188	41.50	24.50
POTIGÁS - Cia. Potiguar de Gás	2,093	1,762	347	1,415	41.50	24.50
RONGÁS - Cia. Rondoniense de Gás	191	265	52	213	41.50	24.50
SCGÁS - Cia. de Gás de Santa Catarina	13,366	2,798	523	2,275	41.00	23.00
SULGÁS - Cia. de Gás do Estado do Rio Grande do Sul	3,599	10,143	10,143	-	49.00	49.00

At a meeting held on December 20, 2001, the Company's Board of Directors approved the result of the valuation of equity participations the Company holds in piped gas companies, which will be later transferred to PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

The assessment process, carried out by Banco BBA Creditanstalt S.A., concluded that the market value of these participations amounts to R$ 554,000.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS and the Company will negotiate the terms of payment for these assets, to be submitted to the Boards of both companies for approval. This negotiation may consider, among other alternatives, the use of credits PETRÓLEO BRASILEIRO S.A. - PETROBRAS holds with the Company, of receivables arising from future fuel sales, of cash, of fixed assets or of other assets.

12. Property, Plant and Equipment

	Annual depreciation rate	2001	2000
Buildings	4%	161,967	154,751
Improvements	4%	115,021	101,341
Equipment and installations	10% to 20%	867,665	757,101
Software	20%	17,621	11,207
Accumulated depreciation (a)		(615,753)	(564,002)
		546,521	460,398
Land	-	113,931	91,206
Construction in progress	-	84,988	57,789
Total		745,440	609,393

(a) R$ 68,729 recorded in 2001 (R$ 59,823 in 2000).

13. Transactions with the Parent Company

These refer to financial transactions with the parent company PETRÓLEO BRASILEIRO S.A. - PETROBRAS, under normal market conditions for similar transactions, aimed at the liquidation of transactions for the purchase and sale of products, in the amount of R$ 697,097 (R$ 620,087 in 2000), and of financial operations, in the amount of R$ 7,965 (R$ 48,847 in 2000). With regard to the financial transactions aimed at the liquidation of transactions for the purchase and sale of products, the Company reduced its debt with the parent company by R$ 141,180 in December 2001 (Note 11.a). The lowest and highest balances recorded for these operations in 2001 amounted respectively to R$ 734,257 (June 30) and R$ 807,152 (September 30)

14. Guarantees Provided

The Company acts as guarantor for loans obtained by clients amounting to R$ 130,148 (R$ 107,877 in 2000) in which financial institutions provide credit lines equivalent to sales amounts, for which BR receives the resources on demand. These financing operations mature on an average period of 30 days.

15. Stockholders' Equity

a) Capital Stock

The Company's subscribed and paid-up capital at December 31, 2001 and 2000 comprises 43,199,977,500 shares of which 15,000,000,000 are common shares and 28,199,977,500 are preferred shares, all non-convertible with no par value. The 73.60% share of PETRÓLEO BRASILEIRO S.A. - PETROBRAS comprises 31,796,099,962 shares, 14,979,393,147 of which are common shares and 16,816,706,815 are preferred shares. In accordance with Article 1 of the Company's bylaws, a minimum of 50% plus one share of voting capital must be held by PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

b) Legal Reserve

The legal reserve is constituted through the appropriation of 5% of net income for the year, as required by article 193 of Law Nº 6404/76.

15. Stockholders' Equity (continued)

c) Statutory reserve

This is an appropriation of the net income of each year in an amount equivalent to a minimum of 0.5% and limited to 5% of paid-up capital at year-end. This reserve was established in accordance with Article 48 of the Company's by-laws and is used to fund research and technological development programs.

d) Reserve for retention of earnings

The purpose of this reserve is to invest in capital budget, principally in activities relating to the distribution of petroleum by-products and alcohol, to international operations in aviation products and to providing supporting infrastructure, according to Federal Government policies and article 196 of Law No. 6404/76. The capital budget for 2002 will be subject to approval by the Stockholders' General Meeting to be held on March 22, 2002.

The proposal for appropriation of income for the year ended December 31, 2001 provides for retained earnings of R$ 598,245, R$ 254,550 of which refer to net income for the year and R$ 343,695 to the remaining balance of retained earnings.

e) Dividends

The stockholders are assured of a minimum dividend of 25% of adjusted net income for the year, calculated in accordance with Article 202 of Law No. 6404/76. Article 4 of the Company's bylaws assures preferred shares a minimum return of 6% on the capital stock represented by this type of share. The proposal for the total dividend for 2001, in the amount of R$ 88,847 (R$ 2.06 per lot of one thousand common and preferred shares), is being submitted by management for approval of the stockholders at the OGM to be held on March 20, 2002. For the distribution of dividends, according to Article 8 of the Company's bylaws, the amount of R$ 61,553 referring to interest on capital due including R$ 1,937 referring to monetary restatement up to December 31, 2001 will be deducted and the amount of R$ 7,931 referring to withholding tax levied on interest on capital will be reimbursed to stockholders, in conformity with CVM Resolution No. 207/96.

	2001	2000
Net income for the year	374,092	278,211
Appropriation		
Legal reserve	(18,704)	(13,911)
Base income for calculation of dividends	355,388	264,300
Dividends proposed, equivalent to 25% of base income - R$ 2.06 per 1,000 preferred and ordinary shares (R$ 1.63 per 1,000 preferred and ordinary shares in 2000)	88,847	70,553

16. Contingencies

The Company is defending several legal suits, and has made legal deposits for some of them in the amount of R$ 106,695 (R$ 109,905 in 2000).

The Company's legal counsel have analyzed the position in relation to all the cases in which the Company is cited as defendant as of December 2001 and classified them in three groups: (a) probable loss, totaling R$ 96,067 (R$ 82,291 in 2000); (b) possible loss, totaling R$ 529,166 (R$ 418,554 in 2000); and (c) remote chance of loss, totaling R$ 309,767 (R$ 279,858 in 2000). The provision at December 31, 2001 takes probable losses into account.

Loss expectation	Nature of contingency	Number of claims	Financial risk
Probable	Environmental	1	198
	Civil	184	75,119
	Labor	266	15,504
	Fiscal	85	5,246
	Total	536	96,067
Possible	Environmental	1	25
	Civil	645	331,398
	Labor	478	27,893
	Fiscal	114	169,850
	Total	1.238	529,166
Remote	Environmental	2	17
	Civil	666	270,767
	Criminal	4	
	Labor	328	14,800
	Fiscal	72	24,183
	Total	1.072	309,767

Among these lawsuits, most of the civil claims refer to contractual rescissions seeking indemnity for damages and loss of profits, due to alleged losses arising from acts performed by the Company.

17. Financial Instruments

Accounts receivable and payable have maturities compatible with the transactions normally carried out by the Company and values equivalent to market values.

The risks involving the Company's receivables are reflected in the provision for doubtful debts, as described in Notes 3.c and 6. Accounts receivable are not significantly concentrated per client, per market segment or per region, and the risks of collection are diluted among the Company's massive client portfolio. Considering that sales in foreign currency have an insignificant share in the Company's total sales, possible risks arising from foreign exchange rate fluctuations are immaterial.

The Company does not have debts with financial institutions and its liabilities are not indexed to foreign currencies. Of the Company's total short-term financing, 69.9% refer to commitments with the parent company, with regard to financial operations (Note 13) and purchase of goods, with the main supplier being PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

Capital participation's arise, basically, from insignificant investments in associated private companies.

18. Insurance

The Company adopts an insurance policy that mainly considers the concentration of risks, the materiality and replacement value of assets. Installations, equipment and products are covered against fire, to an amount of R$ 1,476,935 at December 31, 2001 (R$ 925,478 in 2000). Products transported have full coverage.

19. Remuneration of Directors and Employees (in Brazilian reais)

The Company's Career Plan, the Benefits and Advantages Plan and specific legislation establish criteria for the remuneration of employees and directors. At December 2001, the highest and lowest salaries of employees occupying permanent jobs totaled R$ 8,556.49 and R$ 625.00 respectively. The average salary in that month was R$ 1,939.32. With regard to directors of the company, the highest salary in 2001, again based on December, was R$ 24,877.60.

20. Employee Benefits

a) <u>Pension Plan - Petrobras Social Security Foundation - PETROS and the current benefits plan (PETROS Plan)</u>

The main objective of PETROS is to supplement the benefits assured and provided by the social security system to employees of PETROBRAS, its subsidiaries, affiliated and other companies, and to the employees of PETROS itself.

The supplementary plan adopted by PETROS for employees of PETROBRAS and of the majority of its subsidiaries and affiliates (PETROS Plan), is that of defined benefits. At December 31, 2001, the following sponsoring companies belonged to the PETROS Plan: PETRÓLEO BRASILEIRO S.A. - PETROBRAS, and the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Gás S.A. - GASPETRO, Petrobras Internacional S.A. - BRASPETRO, Petrobras Química S.A. - PETROQUISA, as well as Petroquímica do Nordeste S.A. - COPENE, Trikem S.A., ULTRAFÉRTIL S.A., Companhia Petroquímica do Sul - COPESUL, Petroflex Indústria e Comércio S.A., Petroquímica União S.A. - PQU, Nitriflex S.A. - Indústria e Comércio, DSM - Elastômeros Brasil Ltda. and PETROS.

In order to achieve its objectives, PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12,93% of the salaries of participants in the plan. At December 31, 2001, the total amount paid by Petrobras Distribuidora S.A. - BR, relating to the active employees, totaled R$ 13,826 (R$ 12,466 in 2000). The global ratio for normal contributions - sponsors and participants of the PETROS Plan, considering only those relating to PETROBRAS and its subsidiaries, in the 2001 financial year, was 0.96 (0.97 in 2000).

20. Employee Benefits (continued)

- **CVM Resolution No. 371/00**

As mentioned in Note 3.a, on December 31, 2001 the Company implemented the procedures determined by the Brazilian Securities Commission - CVM by means of Resolution No. 371, which regulates the recognition of benefits paid to employees, including pension and current and future retirement benefits to employees, retirees and pensioners.

At December 31, 2001, based on a report issued by independent actuaries, the Company had a net actuarial liability of R$ 227,852, representing the difference between the present value of the Company's liabilities related with employee, retiree and pensioner participants and the underlying assets, as shown below:

	2001
Actuarial commitment	638,506
Underlying assets	410,654
	227,852

The value of liabilities net of deferred income tax and social contribution (R$ 25,162) was recorded as prior year adjustments, having decreased the Company's stockholders' equity by R$ 202,690.

The principal assumptions adopted in the actuarial calculation were the following:

Method:	Projected credit unit
Discount rates:	Inflation + 6%
Salary increases:	Inflation + 2%
Expected long-term rate of return on assets:	Inflation + 6 %

- **Constitutional Amendment No. 20**

Evaluation of the PETROS costing plan is performed by an independent actuary based on a capitalization system on a general basis.

Constitutional Amendment No. 20 determines that as from December 16, 2001 any deficit in the defined-benefit plan must be equally shared between the sponsor and the participants.

In this way, if the deficit computed for December 31, 2001, in accordance with the projected credit unit method (CVM Resolution 371), amounting to R$ 227,852, is reflected as a technical deficit in the method adopted by the PETROS Plan, resulting in additional financial contributions, these shall be equally divided with the participants.

20. Employee Benefits (continued)

- **New benefits plan (PETROBRAS VIDA Plan)**

On May 11, 2001, PETROBRAS Board of Directors approved the creation of a new social security plan, for current and new employees, based on a defined contribution for programmable benefits and a defined benefit for risk benefits.

The new plan, PETROBRAS VIDA, was approved by the Coordination and Control Department of State Companies (DEST) and by the Supplementary Social Security Department (SPC), and ratified by the Company's Board of Directors on November 23, 2001. However, the migration process is currently temporarily suspended, as a result of a judicial ruling by the Regional Federal Court of the 1st Region handed down on January 10, 2002. Therefore, the impact of migration to the new plan will only be computed and recognized in the accounts when the litigation has been defined and the migration process finalized. The impact of migration and cost of the benefits stipulated in the new plan will be valued according to the concept established in CVM Resolution No. 371. The rules for the migration process and principal characteristics of the new plan for programmable benefits are described below:

- *Migration to the new plan is voluntary;*

- In the case of participants that migrate, the benefits (proportional rights at the time of migration) calculated based on the PETROS Plan will be settled by the Company with the Foundation, and will be passed on to participants as a proportional benefit as from retirement with a guarantee by the Company (only for those who opt for the settled benefit). The participants that opt to transform the settled benefit into a mathematical reserve will bear the risk;

- The benefits paid by PETROS to retirees and pensioners will now be restated according to the IPCA - Comprehensive Consumer Price Index, and will no longer be influenced by alterations effected by PETROBRAS on its salary policy, principally with respect to salary increases. In the case of participants that do not migrate, the linkage rules with salary increases continue to be valid;

- With the new plan, the contribution by the Company will be reduced from 12,93% to 8% (on average) on the contribution salary of migrating participants;

- The PETROBRAS VIDA Plan is a defined-contribution plan during the accrual phase, and therefore no deficits will occur during this phase. After concession of the benefit, any deficits will be equally shared between the sponsor and the beneficiaries.

b) Health Care Benefits - Assistência Multidisciplinar de Saúde (AMS)

Petrobras Distribuidora, its parent company - PETROBRAS - and other subsidiaries guarantee medical and dental care to their employees (active and inactive) and their respective dependents. The plan used is that of defined coverage. Amounts spent by the plan (AMS) on the employees, while active, are recorded on the accrual basis.

20. Employee Benefits (continued)

With the objective of recognizing the costs of the health plan during the working life of the employees, those to be incurred after they retire and future costs of those already retired, the Company's financial information includes a provision of R$ 208,005 (R$ 177,952 in 2000), R$ 30,053 of which were recognized in 2001 as other operating expenses.

The amount of this obligation is calculated by an independent actuary, based on historical data of costs incurred, contributions of the sponsors and the employees, the evolution of costs of medical care services, biometric hypotheses and others, recorded at present value.

c) Employees' Participation

Based on Article 44 of the Company's bylaws and the collective labor agreement at December 31, 2001, the Company allocated the amount of R$ 22,212 for distribution to employees, in accordance with the limits established in Resolution No. 10 by the State Companies Control Council ("Conselho de Controle das Empresas Estatais" - CCE), of May 30, 1995.

* * *